UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2025
Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 .

1.	Justify in detail the objective and the economic effects expected from the operation

Objective: to use a portion of the funds in the “Profit Reserves - Statutory”, available for investments, in the acquisition of shares to be held in treasury for subsequent cancellation, without stock capital reduction.

Economic Effects: For shareholders, the operation enables greater financial return due to the proportional increase in the amount of dividends/interest on shareholder’s equity distributed per share, given that shares held in treasury do not have economic or political rights (Article 11 – CVM Resolution No. 77/2022). Consequently, the amounts to be declared as dividends/interest on shareholder’s equity will be paid exclusively to shares outstanding in the market.

For Bradesco, the operation, within the validity term established, is designed to identify market opportunities, maximizing the allocation of funds available in reserves, in amounts whose expense will not affect their results.

2.	State the number of shares (i) outstanding and (ii) already held in treasury

outstanding		In treasury
Common	Preferred	Common	Preferred
1,497,570,789	5,106,488,516	7,500,000	7,500,000

3.	State the number of shares that may be acquired or disposed of.

Up to 106,584,881 non-par, registered, book-entry shares, being up to 53,413,506 common shares and up to 53,171,375 preferred shares.

4.	Describe the main characteristics of the derivative instruments used by the Company, if any.

Not applicable.

5.	Describe any agreements or voting guidelines between the company and the counterparty to the transactions, if any.

Not applicable. The shares will be acquired at the B3 S.A. – Brasil, Bolsa, Balcão (B3).

6.	In the event of operations held outside organized securities market, state: a. the maximum (minimum) price for which shares will be acquired (disposed of); and b. the reasons that justify the operation at prices more than ten percent (10%) higher, in the case of acquisition, or more than ten percent (10%) lower, in the case of disposal, than the average of share price, weighted by volume, in the ten (10) previous trading sessions, where applicable.

Not applicable. The shares will be acquired at market price, through operations at B3.

7.	State the impacts of the trading on the composition of the Company’s shareholding control or administrative structure, if any.

Not applicable, considering that Bradesco’s control is defined and the maximum number of shares to be acquired is insufficient to affect the composition of the Company’s shareholding control or administrative structure.

8.	Identify the counterparties, if known, and, in the case of a related party, as defined by the accounting rules governing this matter, provide information as required by Article 9 of CVM Resolution No. 81, dated March 29, 2022.

As the operations will be held at B3, the counterparties are not known.

9.	Indicate the allocation of the proceeds, if applicable.

Not applicable, since the shares acquired within the renewed program will be held in treasury.

Consequently, the allocation of the proceeds will only be known depending on the decision regarding the cancellation of the shares, which will be made in due time and informed to the Market.

10.	Indicate the maximum term for the settlement of the authorized operations.

The maximum term is 18 months, from May 8, 2025 to November 8, 2026.

11.	Identify institutions acting as intermediaries, where applicable.

Bradesco S.A. Corretora de Títulos e Valores Mobiliários, headquartered at Avenida Presidente Juscelino Kubitschek, 1.309, 11o andar, Vila Nova Conceição, São Paulo, SP, CEP 04543-011; and

Ágora Corretora de Títulos e Valores Mobiliários S.A., Avenida Presidente Juscelino Kubitschek, 1.309, 4o, 5o and 11o andares, Vila Nova Conceição, São Paulo, SP, CEP 04543-011.

12.	Describe the funds available for use, pursuant to Article 8, paragraph 1 of CVM Resolution No. 77, dated March 29, 2022.

Funds from the “Profit Reserves – Statutory” account, in the Company’s Net Equity, will be used.

13.	Specify the reasons why the members of the Board of Directors believe that the share buyback will not affect the compliance with the obligations assumed with creditors nor the payment of mandatory, fixed or minimum dividends.

The Board of Directors believes that the acquisition of shares to be held in treasury, within the approved limits, will not affect the compliance with the obligations assumed with its creditors, nor will it affect the payment of mandatory dividends.

In these terms, it is worth noting that Bradesco manages its reserves in accordance with estimates of funds available for investment, considering its regular operations.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: May 7, 2025

BANCO BRADESCO S.A.

By:	/S/André Costa Carvalho
André Costa Carvalho Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.